SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes    No X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    No X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-    N/A

EXHIBITS 1.1 AND 5.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.’S (‘‘NICE’’) REGISTRATION STATEMENT ON FORM F-3, REGISTRATION STATEMENT NO. 333-127883, AND EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE’S REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1.1	Underwriting Agreement, dated December 8, 2005, by and among NICE, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as representatives of the several underwriters party thereto.

5.1	Opinion of Goldfarb, Levy, Eran & Co.

99.1	Press Release: NICE Prices Public Offering of American Depositary Shares, dated December 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.
By:	/s/ Yechiam Cohen
Name: Yechiam Cohen Title: General Counsel Dated: December 9, 2005

EXHIBIT INDEX

1.1	Underwriting Agreement, dated December 8, 2005, by and among NICE, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as representatives of the several underwriters party thereto.

5.1	Opinion of Goldfarb, Levy, Eran & Co.

99.1	Press Release: NICE Prices Public Offering of American Depositary Shares, dated December 9, 2005.